SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2005



                                CP SHIPS LIMITED

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                 (Translation of Registrant's Name Into English)

2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

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                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F____              Form 40-F        X
                                                     -

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______         No       X
                                    -

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954

                                Page 1 of 6 Pages

                        Exhibits Index appears on Page 3


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CP SHIPS LIMITED
                                               ----------------
                                               (Registrant)

Date:  29 September 2005
                                               By:  /s/ JOHN BAKER
                                                    -----------------------
                                                    Name:   John Baker
                                                    Title:  Secretary


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                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

         10.1     Press Release of CP Ships Limited "CP SHIPS PREPARES    4
                  FOR INCREASED ROLE IN US MARITIME SECURITY
                  PROGRAM MSP SHIPS TO BE RENAMED AFTER US
                  NATIONAL PARKS WASHINGTON DC OFFICE OPENS", dated 28 September2005




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                                                                  Exhibit 10.1


               CP SHIPS PREPARES FOR INCREASED ROLE IN US MARITIME
                SECURITY PROGRAM MSP SHIPS TO BE RENAMED AFTER US
                   NATIONAL PARKS WASHINGTON DC OFFICE OPENS"



TAMPA, FLORIDA (29th September 2005) - CP Ships yesterday re-flagged the 3200 teu CP Yucatan to US flag and changed its name to CP Yosemite in recognition of the ship's enrolment in the US government's new Maritime Security Program which comes into effect 1st October 2005 and under which CP Ships is expanding its participation compared with the previous MSP.

This week, CP Ships also opened a new office in Washington DC to ensure more efficient management of its US-flag business.

CP Yosemite is one of five vessels operating on the TransAtlantic which CP Ships is committing to MSP and which will be named after US national parks. In due course, the remaining four ships will be renamed CP Everglades, CP Denali, CP Shenandoah and CP Yellowstone.

CP Ships' new MSP contract represents an increase over its previous three-ship MSP participation. Under the new contract, government subsidy of $145 million is provided over the next ten years to offset the cost of operating five ships under US flag.

MSP was created to ensure that in times of war or national emergency the Department of Defense has ready access to a fleet of modern and efficient US-flag ships like CP Yosemite. Built in 2003, the ship is geared, which means it is equipped with onboard cranes so it is not reliant on shore-side equipment to load and unload.

"We are pleased to be dedicating our MSP ships to five of our best-loved national parks as a symbol of our commitment to this business," said James Wachtel, VP Commercial-Government, who heads up CP Ships' new Washington-based team. "We are also pleased to be establishing our base here in Washington as it brings us closer to our government customers."

Mr Wachtel and his Washington team will work closely with Captain John Murray, President and CEO of CP Ships USA, who is responsible for coordinating with the US government on the


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operations of the US-flag ships. He is based in Tampa as is a dedicated support group for government business. Mr Wachtel reports to Tony Bruno, Senior Vice President Commercial, who is also based in Tampa.

The new Washington office is located at 1001 Pennsylvania Avenue.

                                     -ends-


ABOUT CP SHIPS
One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets:
TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 22 trade lanes. At 30th June 2005, its vessel fleet was 82 ships and its container fleet 441,000 teu. Volume in 2004 was 2.3 million teu, more than 80% of which was North American exports or imports. CP Ships also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol TEU and also in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit www.cpships.com.


FORWARD-LOOKING STATEMENTS
This press release contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as "consider," "anticipate," "believe," "expect," "plan," "intend," "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.


Although CP Ships believes it has a reasonable basis for making the forecasts or projections included in this report , readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ships' restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and CP Ships' anticipation of and success in managing the risks associated with the foregoing.


The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in CP Ships' filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.


                                    CONTACTS
                                    Investors
              Jeremy Lee, VP Investor Relations and Public Affairs
                           Telephone: + 1 514 934 5254



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                                      Media
                    Elizabeth Canna, VP Group Communications
              Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764




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